 Exhibit 99.1

Blue Hat Announces Closing of Fuzhou Csfctech Co., Ltd. Acquisition,

Csfctech Achieves 2020 Performance Target

Xiamen, China – January 28, 2021: Blue Hat Interactive Entertainment Technology ("Blue Hat" or the "Company") (NASDAQ: BHAT), a leading producer, developer and operator of augmented reality ("AR") interactive entertainment games, toys and educational materials in China, today announced the closing of the acquisition of 51% of Fuzhou Csfctech Co., Ltd. (“Csfctech”) and its two subsidiaries.

Csfctech is a developer and distributor of mobile games in China, boasting a portfolio of more than 100 games available on various platforms, with an international user base across Mainland China, Japan, Taiwan, the United Arab Emirates and Africa.

Transaction Details

As previously announced in a press release on December 1, 2020, the Company signed a definitive agreement in connection with the acquisition.

●	The total transaction value is RMB51.2 Million (equivalent to USD7.7736 million based on current exchange ratios.

●	The transaction is to be paid through a combination of cash plus newly issued shares of Blue Hat's ordinary shares, calculated on the weighted average volume price of 20 trading days prior to closing, with the share component not to be priced lower than the Company's Initial Public Offering price of $4.00.

●	There is a performance target where the terms of the agreement will be amended if Csfctech does not achieve certain audited net profit for the calendar year ending December 31 based upon the following criteria:

o	2020: RMB 15 Million (equivalent to USD 2.2 million) (achieved);

o	2021: RMB 25 million (equivalent to USD 3.67 million); and

o	2022: RMB 40 million (equivalent to USD 5.88 million).

●	The transaction has been valued at 4X the average of the three performance targets of Csfctech as referenced above.

●	The original shareholders of Csfctech shall bear joint liability for performance and debt obligations.

Management Commentary

Mr. Xiaodong Chen, CEO of Blue Hat, stated, “We are thrilled to have completed this transaction and look forward to working closely with the Csfctech team on expanding their portfolio of mobile games and player following. The business has grown according to both companies’ projected budgets, with Csfctech exceeding the net profit performance target of $2.2 million for 2020. Over a longer period, this combination presents an incredible opportunity for Blue Hat to drive sales through an expanded interactive gaming portfolio, increased avenues for global distribution and increased brand recognition. Our goal is to bring increasingly engaging games, AR toys and AR education to our diverse audiences, and we are confident that we have found an ideal partner in Csfctech.”

Mr. Jinlin Zhan, the founder of Csfctech stated, “We are excited to be collaborating with the innovative team at Blue Hat and believe our business combination will enable us to strengthen our product offerings and accelerate the growth of our business.”

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company's interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company's investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company's actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net

Investor Relations:

The Equity Group Inc. In China

Adam Prior, Senior Vice President Lucy Ma, Associate

(212) 836-9606 +86 10 5661 7012

aprior@equityny.com lma@equityny.com